1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

January 15, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Eastern Europe Fund, Inc. (the “Fund”)

(File No. 811-08346)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A, filed with the Commission on December 22, 2014, relating to the Special Meeting of Stockholders (the “Meeting”) of the Fund being held to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation adopted by the Board of Directors of the Fund.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about January 15, 2015.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

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Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

COMMENTS TO THE PROXY STATEMENT

Comment 2.                            Disclosure in the second paragraph on page 2 of the proxy statement states that “[u]nmarked proxies that are properly executed and submitted by [s]tockholders will be voted FOR the liquidation and dissolution of the Fund...”  In addition, the proxy statement discloses that the required vote for the approval of the liquidation and dissolution of the Fund is to be determined by the affirmative vote of a majority of the outstanding Shares of the Fund (emphasis added).  Please explain how unmarked proxies can be considered an affirmative vote FOR the proposal.

Response 2.          We respectfully acknowledge your comment; however, the referenced disclosures are addressing two distinct and separate issues.  The disclosure that states that unmarked proxies that are properly executed and submitted by stockholders will be voted in favor of the proposal addresses the discretion of the proxies (i.e., if the proxies receive a signed proxy card with no instructions on how to vote, they will vote the shares represented by the proxy in favor of the proposal (in other words, in the proxies’ discretion)).  The disclosure regarding the required vote and the use of the term “affirmative vote” is directly from the Fund’s charter, which provides that the “affirmative vote” of a majority of the outstanding shares is necessary to approve the liquidation and dissolution of the Fund.  “Affirmative” in this context means “the opposite of negative” and not “the affirmative act of voting.”

Comment 3.                            Disclosure in the second paragraph on page 2 of the proxy statement states that “[i]n order to revoke a proxy in person, [s]tockholders must submit a subsequent proxy.”  Please clarify that a stockholder may revoke a proxy in person by attending the Meeting and voting in person.

Response 3.          The disclosure has been revised accordingly.

Comment 4.                            Disclosure in the fourth paragraph on page 2 of the proxy statement states that “the cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, will be borne by the Fund.”  Please provide an estimate of the costs of solicitation.

Response 4.          We note that, as currently disclosed in the proxy statement, that solicitation of proxies will be by mail, which may be supplemented by solicitation by mail, telephone or otherwise through Directors and officers of the Fund or officers and regular employees of Morgan Stanley Investment

Management Inc., the investment adviser and the administrator for the Fund, Morgan Stanley & Co. LLC and/or Morgan Stanley Smith Barney LLC, without special compensation therefor (emphasis added).  In the event that Computershare Fund Services (“Computershare”) is retained as proxy solicitor, Computershare will be paid a project management fee at an estimated cost of $3,000, which would be borne by the Fund.  The estimated cost of employing Computershare has been included on page 3 of the proxy statement.

Comment 5.                            On page 5 of the proxy statement the disclosure states that the Board of Directors considered the Fund’s substantial capital loss carryforwards, which would offset any gains realized by the liquidation of the Fund’s portfolio securities, and the fact that remaining capital loss carryforwards, if any, that are not used to offset capital gains realized upon liquidation will be lost.  Please include the amount of capital loss carryforwards that will be lost.  In addition, please confirm supplementally whether there are any plans to reposition the Fund, which would generate capital gains that must be distributed to stockholders, before the liquidation and dissolution of the Fund is expected to occur.

Response 5.          We respectfully acknowledge your comment; however, the exact amount of capital loss carryforwards to be lost upon the liquidation of the Fund is not possible to state with certainty until after the liquidation of the Fund’s portfolio securities has occurred.  We have revised the disclosure to state that, as of October 31, 2014, the Fund had approximately $17.7 million in net capital loss carryforwards that could be used to offset current or future capital gains.  In addition, we have revised the disclosure to state that, given the unrealized loss in the Fund’s portfolio as of December 31, 2014, it is likely that all capital loss carryforwards will be lost, and the benefit of such capital loss carryforwards will not be passed through to stockholders.  We hereby confirm that, to the extent any gains are generated by the Fund during the liquidation of the Fund’s portfolio, such gains should be offset by the Fund’s capital loss carryforwards.  In addition, we hereby confirm that, notwithstanding any significant changes in current market conditions, there are no current plans to reposition the Fund, which would generate any significant capital gains that must be distributed to the Fund’s stockholders, prior to the liquidation and dissolution of the Fund.

Comment 6.                            Please revise the last sentence of the introductory paragraph on page 4 of the proxy statement as follows: “The Fund’s charter requires that the liquidation and dissolution of the Fund be approved by the affirmative vote of a majority of the outstanding Shares of the Fund.”

Response 6.          The requested change has been made.

Comment 7.                            Please disclose how broker non-votes will be voted on the proposal.

Response 7.          There will not be any broker non-votes in connection with this proposal.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Joanne Antico of Morgan Stanley at (212) 296-6961 (tel) or (646) 225-5505 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss